BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

March 23, 2006                                                                                                                                                                                                                                         Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)
Frankfurt W8O

Berkley Resources Inc. announces that it has commenced trading on the Frankfurt Stock Exchange under symbol W8O and WKN 871666.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release